EXHIBIT 99.1

Almaden Files Feasibility Study of the Ixtaca Gold-Silver Project, Mexico

VANCOUVER, British Columbia, Jan. 24, 2019 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) announces that the independent NI 43-101 Technical Report on the Feasibility Study of the Ixtaca Gold-Silver Project located in Puebla State, Mexico (the "FS"), has been filed on SEDAR. A summary of findings from the FS was announced in Almaden’s press release issued December 11, 2018. The full report, prepared by Moose Mountain Technical Services (“MMTS”), can be viewed under the Company’s profile on www.sedar.com.

The independent qualified persons responsible for preparing the FS are Tracey Meintjes, P.Eng. and Jesse Aarsen, P.Eng. of MMTS, Kris Raffle, P.Geo. of APEX Geoscience Ltd., Gary Giroux, P.Eng. of Giroux Consultants Ltd., and Clara Balasko, PE and Edward Wellman, PE, PG, CEG of SRK Consulting (U.S.), Inc., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 and have reviewed and approved the contents of this news release.

About Almaden
Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/